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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE TO/A
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         SODEXHO MARRIOTT SERVICES, INC.
                            (Name of Subject Company)

                              SMS ACQUISITION CORP.
                             SODEXHO ALLIANCE, S.A.
                       (Names of Filing Persons-Offerors)

                     Common Stock, par value $1.00 per share
        Rights to Purchase Series A Junior Participating Preferred Stock
                         (Title of Class of Securities)

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                                   833793 10 2
                      (CUSIP Number of Class of Securities)

                                 Bernard Carton
                             Sodexho Alliance, S.A.
                                3, avenue Newton
                      78180 Montigny-le-Bretonneux, France
                          Telephone: 011-331-3085-7304
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to:
                             Paul R. Kingsley, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


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     This Amendment No. 1 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on May 17, 2001 (the "Schedule TO") by Sodexho Alliance, S.A., a French corporation ("Sodexho"), and SMS Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Sodexho ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Sodexho Marriott Services, Inc., a Delaware corporation ("SMS"), together with the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of October 8, 1993, as amended, between SMS and The Bank of New York, as Rights Agent (collectively, the "Shares"), other than Shares already owned by Sodexho and its subsidiaries, at $32.00 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

     Schedule TO Items 1 through 9, 11, 12 and 13.

     (1) The first paragraph appearing in the Offer to Purchase under "Special Factors-Background of the Offer-Recent Contacts and Negotiations" is amended and restated in its entirety to read as follows:

               "In April 2000, Sodexho management began to consider various alternatives with respect to its investment in SMS. In October 2000, Sodexho retained Goldman Sachs International ("Goldman Sachs") as its financial advisor in connection with the consideration of these alternatives. Throughout October, November and December of 2000, Sodexho, together with representatives of Goldman Sachs and Davis Polk & Wardwell ("Davis Polk"), legal counsel to Sodexho, evaluated several options. One option was to make an offer for all publicly-held Shares, with the goal of acquiring 100% of SMS. Sodexho management preferred this option because it gave Sodexho full access to SMS's cash flow and simplified the Sodexho group structure. Another option was to seek to appoint a majority of the SMS Board through Sodexho's voting power as stockholder, while either maintaining its existing stake in SMS or, if necessary, increasing it above 50% through public market or privately negotiated transactions. Sodexho management ultimately rejected this option because Sodexho was satisfied with SMS's management and strategy, and thus did not need control of the SMS Board in order to effect a change in strategy, and acquisition of a simple majority of the SMS Board or the outstanding Shares would not accomplish the financial results and structural simplification of a 100% bid. Sodexho did not consider selling its stake in SMS because maintaining and enhancing a strong presence in the United States is an important part of Sodexho's global strategy. In January 2001, Sodexho management decided to recommend to the Sodexho board of directors that Sodexho should pursue an offer for all Shares held by the public. Sodexho's reasons for pursuing an offer are discussed under "Special Factors-Purpose and Structure of the Offer and the Merger; Reasons of Sodexho for the Offer and the Merger"."

     (2) The twenty-sixth paragraph (beginning with "The Special Committee held a telephonic meeting on the evening of April 25, 2001...") appearing in the Offer to Purchase under "Special Factors-Background of the Offer-Recent Contacts and Negotiations" is amended by adding the following after the second sentence thereof:

          "Although it did not discuss any specific analysis, UBS Warburg indicated that, subject to the completion of its financial analysis, it should be able to give the Special Committee its opinion that $32.00 per Share would be fair to the SMS stockholders (other than Sodexho and its affiliates) from a financial point of view."

     (3) The twenty-ninth paragraph (beginning with "On April 29 and 30, 2001...") appearing in the Offer to Purchase under "Special Factors-Background of the Offer-Recent Contacts and Negotiations" is amended and restated in its entirety to read as follows:

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               "On April 29 and 30, 2001, UBS Warburg provided the Special
          Committee with copies of the written summary dated May 1, 2001 of its financial analysis of Sodexho's proposal. This summary is discussed under "Special Factors--Opinion of Financial Advisor."

     (4) The following clauses appearing in the Offer to Purchase under "Special Factors-Recommendation of the Special Committee and the SMS Board; Fairness of the Offer and the Merger-Recommendation of the Special Committee and the SMS Board" are amended as follows:

     a.   The first clause number (1) is replaced with the following:

               "(1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, SMS and fair to, and in the best interests of, SMS's unaffiliated stockholders;"

     b.   The second clause number (1) is replaced with the following:

               "(1) determined that the Merger Agreement and the transactions contemplated thereby are (i) fair to and in the best interests of SMS's unaffiliated stockholders and (ii) fair to and in the best interests of SMS;"

     (5) The following factors appearing in the Offer to Purchase under "Special Factors-Recommendation of the Special Committee and the SMS Board; Fairness of the Offer and the Merger-Fairness of the Offer and the Merger-The Special Committee" are amended as follows:

     a.   The following is added to the end of factor 1:

          "The Special Committee believed that SMS's business was not expected to grow at a level substantially in excess of historical levels of growth and that a growth level below that of historical levels was possible. The Special Committee acknowledged the recent loss of some accounts in the education division, the slow growth in the first half of fiscal 2001 in the corporate division, the potential unfavorable short-term effect on earnings of the recent award of two military contracts and the potential unfavorable effect in fiscal 2002 of the renegotiation of the royalty payable to Sodexho for the use of the Sodexho name."

     b.   The second sentence of factor 3 is replaced with the following:

          "The Special Committee took into account Sodexho's statement in its letter of January 24, 2001 that it has no interest in, and would not consider, a sale of any portion of its ownership interest in SMS as part of any alternative to its proposal. The Special Committee's advisors confirmed this position in subsequent discussions with Sodexho's advisors. The Special Committee also was aware that Sodexho's intention to offer $27.00 per Share for the Shares it did not already own had been made public in late January 2001 and that no third party had indicated an interest in acquiring SMS or the Shares not owned by Sodexho or its affiliates."

     c.   The following is added to the end of factor 6:

          "The Special Committee considered that the limited number of conditions to the Offer and the Merger, and the nature of those conditions, make the consummation of the transactions more likely."

     d.   The following is added to the end of factor 7:

          "In an appraisal action, a dissenting stockholder would have an opportunity to attempt to demonstrate that the fair value of each Share is greater than the price per Share being offered in the transactions."


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     (6) The last sentence of the first paragraph of factor 2 appearing in the
Offer to Purchase under "Special Factors-Recommendation of the Special Committee and the SMS Board; Fairness of the Offer and the Merger-Fairness of the Offer and the Merger-The Special Committee" is amended and restated in its entirety to read as follows:

          "The Special Committee discussed with its financial advisors whether, in comparing the premiums represented by the Offer Price with premiums paid in comparable transactions, it would be more appropriate to compare the proposed transaction with transactions in which a controlling stockholder acquires from the public the remaining interest in a company rather than transactions in which a buyer acquires a controlling interest in a company. The Special Committee believed that, due to Sodexho's approximately 47% ownership of SMS's common stock and the expiration on March 27, 2001 of the restriction on Sodexho's ability to acquire a 50% or greater ownership interest in SMS, Sodexho's right to appoint three of SMS's eight directors, and Sodexho's statement in its letter of January 24, 2001 that it would not consider a sale of its interest in SMS, it might be more appropriate to compare the proposed transaction with transactions in which a controlling stockholder acquires from the public the remaining interest in a company."

     (7) Factor 8 appearing in the Offer to Purchase under "Special Factors-Recommendation of the Special Committee and the SMS Board; Fairness of the Offer and the Merger-Fairness of the Offer and the Merger-The Special Committee" is amended and restated in its entirety to read as follows:

               "8. Possible Conflicts of Interest. The Special Committee also took into account the possible conflicts of interest of certain directors and members of management of SMS discussed below under "Special Factors-Interests of Certain Persons in the Offer and the Merger." In that regard, the Special Committee did not consider the views of SMS management with respect to the treatment in the proposed transaction of stock options and other compensation issues until after the $32.00 per Share price had been agreed upon. In addition, the Special Committee and its representatives did not discuss the substance of the negotiations with the other directors or SMS management until the Special Committee's final report to the SMS Board on May 1, 2001."

     (8) The following sentence is inserted as a new paragraph after the first clause (3) appearing in the Offer to Purchase under "Special
Factors-Recommendation of the Special Committee and the SMS Board; Fairness of the Offer and the Merger-Fairness of the Offer and the Merger-The SMS Board":

               "The SMS Board did not independently analyze each of the factors referred to in clause (2) above. Instead, the SMS Board expressly adopted the analysis of the Special Committee and its conclusions."

     (9) The following paragraph is inserted before the penultimate paragraph appearing in the Offer to Purchase under "Special
Factors-Recommendation of the Special Committee and the SMS Board; Fairness of the Offer and the Merger-Fairness of the Offer and the Merger-The SMS Board":

               "The Special Committee did not consider the net book value of the Shares in determining whether to accept Sodexho's offer of $32.00 per Share. The Special Committee noted that, due to SMS's accumulated deficit, the Shares have a negative net book value. The Special Committee did evaluate SMS as a going concern through various analyses performed by UBS Warburg, including in particular the discounted cash flow analysis prepared by UBS Warburg in connection with its fairness opinion, which takes into account financial forecasts, SMS's weighted average cost of capital and other qualitative factors. See "Special Factors-Opinion of Financial Advisor- Discounted Cash Flow Analysis."


     (10) The last paragraph appearing in the Offer to Purchase under "Special Factors-Opinion of Financial Advisor-Premiums Paid Analysis" is amended and restated in its entirety to read as follows:


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               "UBS Warburg also observed that purchase price per share premiums were generally lower in transactions in which the target was acquired in a minority squeeze-out. UBS Warburg did not, however, separately analyze purchase price per share premiums in minority squeeze-out transactions."

     (11) The fourth sentence of the first paragraph appearing in the Offer to Purchase under "Special Factors-Opinion of Financial Advisor-Discounted Cash Flow Analysis" is amended and restated in its entirety to read as follows:

          "UBS Warburg noted that a substantial portion of SMS's debt is guaranteed by Sodexho, which likely reduces SMS's weighted average cost of capital."

     (12) The information appearing in the Offer to Purchase under "Special Factors-Position of Sodexho and the Purchaser Regarding Fairness of the Offer and the Merger" is amended and restated in its entirety to read as follows:

               "Sodexho and the Purchaser believe that the Offer and the Merger are fair to and in the best interests of SMS's unaffiliated stockholders. Sodexho and the Purchaser base their belief on the following factors:

               o the $32.00 per Share offer price represents a premium of 28.6% over the closing price per Share of $24.875 on January 24, 2001, the last trading day before public announcement of Sodexho's initial proposal to SMS, and a premium of 44% and 71% over the average closing prices per Share for the 30-day and 180-day periods prior to January 24, 2001, respectively;

               o the Offer and the Merger will each provide consideration to the stockholders entirely in cash;

               o the Offer and the Merger and the other terms and conditions of the Merger Agreement were the result of extensive negotiations between the Special Committee and Sodexho and their respective financial and legal advisors;

               o the Special Committee and the SMS Board concluded that each of the Offer and the Merger is fair to and in the best interests of SMS's unaffiliated stockholders, which conclusions Sodexho and the Purchaser each expressly adopts;

               o the Special Committee received an opinion from UBS Warburg that the $32.00 per Share in cash to be received by the holders of Shares (other than Sodexho and its affiliates) in the Offer and the Merger is fair from a financial point of view to such holders; and

               o    the financial performance of SMS.

               Sodexho and the Purchaser did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusions as to fairness. Sodexho and the Purchaser did not deem net book value to be a relevant indicator of the value of Shares because the Shares have a negative book value due to SMS's accumulated deficit. In addition, Sodexho and the Purchaser did not deem liquidation value to be a relevant indicator of the value of Shares because neither SMS nor Sodexho considered liquidation of SMS to be a viable course of action in order to realize the value of the SMS business. Sodexho and the Purchaser, together with Goldman Sachs, did evaluate SMS as a going concern using a variety of customary methodologies as summarized under "Special Factors-Goldman Sachs Reports."

               Although Goldman Sachs generally acted as financial advisor to Sodexho in this transaction and, in particular, advised Sodexho on negotiating strategies and assisted Sodexho in its negotiations with the Special Committee and its financial advisor, UBS Warburg, Goldman Sachs was not asked to and did not deliver an opinion as to the fairness from a financial point of view to SMS's stockholders or any other person of the $32.00 per Share to be received by the stockholders of SMS.


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               Sodexho and the Purchaser believe that the Offer and the Merger are procedurally fair to SMS's unaffiliated stockholders based on the following factors:

               o the fact that the Special Committee consisted of independent directors appointed to represent the interests of SMS's stockholders (other than Sodexho and its affiliates);

               o the fact that the Special Committee retained and was advised by its own independent legal counsel;

               o the fact that the Special Committee retained and was advised by UBS Warburg, as its independent financial advisor, to assist it in evaluating a potential transaction with Sodexho;

               o the nature of the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and the alternatives thereto; and

               o the fact that the Offer Price resulted from extensive bargaining between representatives of the Special Committee, on the one hand, and representatives of Sodexho, on the other."

     (13) The section "Special Factors-Purpose and Structure of the Offer and the Merger; Reasons of Sodexho for the Offer and the Merger" of the Offer to Purchase is amended by adding the following at the end thereof:


               "The Purchaser is a special vehicle formed by Sodexho for the sole purpose of facilitating Sodexho's acquisition of Shares in the Offer and the Merger. The Purchaser's purpose and reasons for the Offer and the Merger are thus the same as Sodexho's."


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                                   Signatures


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     SODEXHO ALLIANCE, S.A.



                                     By:  /s/ Bernard Carton
                                         ---------------------------------------
                                     Name: Bernard Carton
                                     Title: Senior Vice President and Chief
                                               Financial Officer


                                     Date: June 5, 2001



                                     SMS ACQUISITION CORP.



                                     By:  /s/ Denis Robin
                                         ---------------------------------------
                                     Name: Denis Robin
                                     Title: President

                                     Date: June 5, 2001



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